UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

Pentair plc

(Exact name of the registrant as specified in its charter)

Ireland	001-11625	98-1141328
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

P.O. Box 471, Sharp Street, Walkden, Manchester, M28 8BU United Kingdom

(Address of principal executive offices)

Angela D. Jilek

Senior Vice President, General Counsel and Secretary

(763) 545-1730

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Pentair plc (the “Company”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2015 to December 31, 2015.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available at http://www.pentair.com/~/media/Files/PentairConflictsMineralReport.pdf.

The Rule imposes reporting obligations on Securities and Exchange Commission registrants whose manufactured products contain certain minerals that are necessary to the functionality or production of their products. If a registrant determines that any columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten (the “Subject Minerals”), are necessary to the functionality or production of a product manufactured by the registrant or contracted by the registrant to be manufactured, the registrant must conduct in good faith a Reasonable Country of Origin Inquiry (“RCOI”) regarding those Subject Minerals that is reasonably designed to determine whether any of the Subject Minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) or are from recycled or scrap sources.

The Company performed a RCOI, in which it surveyed over 6,300 direct suppliers, spanning over 53 enterprise resource planning systems, regarding whether its necessary Subject Minerals have been sourced from any of the Covered Countries. Most of the responses the Company received indicated that either (1) to the best of such supplier’s knowledge, the Subject Minerals in the components and materials that it supplied to the Company during 2015 did not originate from a Covered Country or (2) such supplier did not use Subject Minerals in the materials and components that it supplied to the Company during 2015. Further information regarding the Company’s RCOI is included in Section 2.2 of the Company’s Conflict Minerals Report, which is attached to this specialized disclosure report on Form SD as Exhibit 1.01. The disclosure set forth in Section 2.2 of the Conflict Minerals Report is incorporated by reference into this Item 1.01.

After reviewing the results of the RCOI, the Company could not conclusively determine that it had no reason to believe that, during 2015, Subject Minerals necessary for the functionality or production of its products may have originated from a Covered Country and may not be from recycled or scrap sources. The Company conducted its RCOI in good faith, and it believes that such inquiry was reasonable to allow it to make the determination. Accordingly, the Company proceeded to exercise due diligence on the source and chain of custody of the Subject Minerals in accordance with the framework contained in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition, including the related supplements on gold, tin, tantalum and tungsten. The Conflict Minerals Report filed as Exhibit 1.01 to this report includes a discussion of the due diligence procedures performed, the ultimate determination of origin and conflict status reached and other disclosures required by the Rule.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2—Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description

1.01	Conflict Minerals Report of Pentair plc

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Pentair plc

By:	/s/ Angela D. Jilek	May 27, 2016
	Angela D. Jilek Senior Vice President, General Counsel and Secretary	(Date)

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report of Pentair plc